Filed by TelecityGroup plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Interxion Holding N.V.

Commission File Number: 001-35053

Date: February 11, 2015

FAQ for Staff — Project Element

1.              Is TelecityGroup buying Interxion or the other way around? Is this a merger?

This is a stock only offer by TelecityGroup for Interxion’s shares that will result in a merger of the two businesses.

2.              Who will run the new business?

John Hughes would be Chairman of the combined group with John Baker as Deputy Chairman. David Ruberg, the current CEO of Interxion would be appointed Chief Executive Officer for a period of 12 months following completion of the transaction. He would lead the new, combined group and launch this new phase. Eric Hageman, the current TelecityGroup CFO would be appointed Chief Financial Officer of the combined group. The remainder of the Board and senior management would be drawn from both Interxion and TelecityGroup.

John Hughes will continue to operate as Chairman of TelecityGroup until completion of the proposed transaction. Claudia Arney, currently the Senior Independent Non-Executive Director for TelecityGroup, will take the role of Deputy Chair of TelecityGroup for the same period.

3.              Why are we doing this deal now and what are the benefits?

There is a highly compelling rationale for the merger of the two businesses, both for our customers and for the future development of our businesses.

•                  Enhanced complementary customer offerings using the best practices of TelecityGroup and Interxion which, coupled with the expanded geographical footprint of the combined group, will give customers access to new and improved products and services across Europe;

•                  Significant synergy potential. Incremental EBITDA from cost synergies and enhanced growth opportunities are estimated by TelecityGroup to be approximately £40m per year and capital expenditure synergies are estimated by TelecityGroup to have a net present value of approximately £300m. In total, this equates to a net present value of total synergies of approximately £600m. In addition, TelecityGroup would expect substantial incremental benefits from technology, capital productivity and commercial synergies, as well as tax and other financial synergies; and

•                  Enhanced access to the capital markets and the opportunity of a lower cost of capital. Combined balance sheet strength and capital allocation discipline would enable the combined group to capitalise on future growth opportunities as well as deliver predictable capital returns to shareholders.

4.              What does that mean for us? Will there be redundancies?

Our intention is to reach more customers with more services in more markets as a combined force and we see this as a great opportunity for the business and for our people. As John said in his email to you, this is also a great opportunity for us to redefine our culture and values.

5.              Is this definitely going to happen and if so when will it close?

What we have announced today is a non-binding agreement but we have said that we would expect a transaction to close in the second half of 2015 if a binding agreement is reached and subject to TelecityGroup and Interxion shareholder approvals and all relevant regulatory and anti-trust approvals..

6.              What will happen to the TelecityGroup / Interxion name / brand?

For now it’s business as usual. We will start working on the integration plans and will see in more detail how the two companies will be integrated.

7.              What’s the integration plan?

Today is the announcement of our non-binding agreement. As we move towards a binding agreement and integration planning, we will be able to answer your questions in more detail. For now it’s business as usual. We will start working on the integration plans and will see in more detail how the two companies will be integrated.

8.              Will there not be a substantial change in culture?

The transaction will also be a unique opportunity to redefine and strengthen our culture, values and practices in order to be a greater company.

9.              Who will be the owners of the Combined Group?

The main shareholders will be a combination of both TelecityGroup’s main shareholders and Interxion’s main shareholders.

10.       What can I tell customers and suppliers?

We will be providing Account Managers with information that they can use with customers. For now it’s business as usual and as we work through the integration process, we will be able to give you more information

11.       Where do I go if I have any questions on the transaction?

We will create an information page on the intranet which we will update with further information. Please also refer to your line manager if you have any further questions.

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.TelecityGroup.com.